FILE No.
82–4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & [redacted]
ITO & M
(REGISTERED ASSOCI

02049255

August 6, 2002

02 AUG 15 AM 10:12

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

1. English translation of Annual Report Release for the Fiscal Year ended March 31, 2002 (Consolidated Basis);

2. English translation of Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2002;

3. Summary English translation of Notice of Convocation of the 15th Ordinary General Meeting of Shareholders;

4. Summary English translation of Notice of Resolutions of the 15th Ordinary General Meeting of Shareholders;

5. Summary English translation of Business Report for the 15th Fiscal Period; and

6. Annual Report 2002.

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-76262 v8

Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure

(Translation)

Annual Report Release for the Fiscal Year ended March 31, 2002 (Consolidated Basis)

May 17, 2002

East Japan Railway Company
Code Number: 9020
(URL: http://www.jreast.co.jp/)

Attn.: Masaki Ogata
Director of Public Relations Department
Board Meeting Date: May 17, 2002

Stock Exchange:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)
Head Office: Tokyo

Tel.: (03)5334-1300
American Standards of Accounting: Not Applicable

1. Consolidated Business Results (April 1, 2001 through March 31, 2002)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Recurring Income
Year ended March 31, 2002	¥2,543,378 million (-0.1%)	¥316,339 million (-2.3%)	¥135,786 million (1.4%)
Year ended March 31, 2001	¥2,546,041 million (1.7%)	¥323,751 million (-5.3%)	¥133,964 million (1.7%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Recurring Income to Total Assets	Ratio of Recurring Income to Operating Revenues
Year ended March 31, 2002	¥47,551 million (-31.3%)	¥11,887.82	–	5.1%	1.9%	5.3%
Year ended March 31, 2001	¥69,173 million (3.3%)	¥17,293.43	–	7.8%	1.8%	5.3%

(Notes)

1. Investment profit and loss in equity method:
Year ended March 31, 2002 2,815 million yen
Year ended March 31, 2001 2,598 million yen

2. *Average number of outstanding shares for each period (Consolidated basis) :*
Year ended March 31, 2002 4,000,000
Year ended March 31, 2001 4,000,000
3. *Changes in accounting treatment: Not Applicable*
4. *Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the immediately preceding year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2002	¥7,022,271 million	¥930,746 million	13.3%	¥232,686.50
Year ended March 31, 2001	¥7,247,088 million	¥923,568 million	12.7%	¥230,892.09

(Note)

Total outstanding shares as of the end of each fiscal year (Consolidated basis):
Year ended March 31, 2002: 4,000,000
Year ended March 31, 2001: 4,000,000

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Year
Year ended March 31, 2002	¥455,045 million	¥-105,645 million	¥-433,589 million	¥200,021 million
Year ended March 31, 2001	¥455,470 million	¥-266,319 million	¥-161,108 million	¥283,817 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 101
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated: 6 (new), 2 (excluded)
Equity method: 2 (new), 2 (excluded)

2. Forecast of Consolidated Business Results (April 1, 2002 through March 31, 2003)

	Operating Revenues	Recurring Income	Net Income
Interim	¥1,267,000 million	¥100,000 million	¥56,000 million
Annual	¥2,590,000 million	¥174,000 million	¥97,000 million

(Reference)
Estimated net income per share (annual): 24,250.00 yen

* Please note that the Forecast of Business Results as mentioned above is based on a certain assumption of ours which we deem it reasonable at the moment, and that the actual results may change according to various factors.

FILE No. 82-4990

(Translation)

Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2002

May 17, 2002

East Japan Railway Company
Code Number: 9020
(URL: http://www.jreast.co.jp/)

Stock Exchange:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Attn.: Masaki Ogata
Director of Public Relations Department

Head Office: Tokyo

Tel.: (03)5334-1300

Board Meeting Date: May 17, 2002
General Meeting of Shareholders: June 26, 2002

Interim Dividends: Applicable
"Tangen" Unit Share System: Not Applicable

1. Business Results (April 1, 2001 through March 31, 2002)

(1) Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Recurring Income
Year ended March 31, 2002	¥1,901,977 million (-0.6%)	¥279,565 million (-3.2%)	¥99,330 million (1.5%)
Year ended March 31, 2001	¥1,913,452 million (0.7%)	¥288,784 million (-8.7%)	¥97,874 million (-9.6%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Recurring Income to Total Assets	Ratio of Recurring Income to Operating Revenues
Year ended March 31, 2002	¥71,957 million (27.9%)	¥17,989.30	–	8.5%	1.5%	5.2%
Year ended March 31, 2001	¥56,255 million (-6.8%)	¥14,063.93	–	7.1%	1.5%	5.1%

tk-94267

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2002: 4,000,000
   Year ended March 31, 2001: 4,000,000
2. *Changes in accounting treatment: Not Applicable*
3. *Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the immediately preceding year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
Year ended March 31, 2002	¥5,000.00	¥2,500.00	¥2,500.00	¥20,000 million	27.8%	2.3%
Year ended March 31, 2001	¥5,000.00	¥2,500.00	¥2,500.00	¥20,000 million	35.6%	2.5%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2002	¥6,381,669 million	¥881,402 million	13.8%	¥220,350.61
Year ended March 31, 2001	¥6,515,097 million	¥812,184 million	12.5%	¥203,046.12

(Notes)

1. *Total outstanding shares as of the end of each fiscal year:*
   Year ended March 31 ,2002: 4,000,000
   Year ended March 31, 2001: 4,000,000
2. *Total number of own stocks as of the end of each fiscal year:*
   Year ended March 31 ,2002: –
   Year ended March 31, 2001: –

2. Forecast of Business Results (April 1, 2002 through March 31, 2003)

	Operating Revenues	Recurring Income	Net Income	Dividends per Share		
				Interim	Annual	
Interim	¥950,000 million	¥89,000 million	¥51,000 million	¥2,500.00	–	–
Annual	¥1,901,000 million	¥142,000 million	¥83,000 million	–	¥2,500.00	¥5,000.00

(Reference)
Estimated net income per share (annual): 20,750.00 yen

* Please note that the Forecast of Business Results as mentioned above is based on a certain assumption of ours which we deem it reasonable at the moment, and that the actual results may change according to various factors.

(Summary English Translation)

June 6, 2002

TO OUR SHAREHOLDERS:

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Mutsutake Otsuka
President and CEO

Notice of Convocation of the 15th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 15th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

(1) Date: At 10:00 a.m. on Wednesday, June 26, 2002

(2) Place: Hotel New Otani Tokyo (Main Tower)
4-1, Kioicho, Chiyoda-ku, Tokyo, Japan

* * * * * * * * * *

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and surrender it to the receptionist at the place of the Meeting.

(3) Purpose of Meeting:

Matters to be reported: Presentation of Business Report, Balance Sheet and Statement of Income for the 15th fiscal year from April 1, 2001 through March 31, 2002

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 15th fiscal year

Agendum No. 2: Amendment of a part of the Articles of Incorporation

The substance of this proposed agendum is as set forth in "Reference Materials Concerning the Exercise of Vote" below.

Agendum No. 3: Election of 31 Directors

Agendum No. 4: Election of 2 Corporate Auditors

Agendum No. 5: Payment of retirement benefits to Directors and Corporate Auditors who retired prior to the Meeting

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2001 through March 31, 2002

1. SUMMARY OF OPERATIONS

Business developments and results, capital investments and financing of the Company for the fiscal year ended March 31, 2002, future business strategies, business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY (as of March 31, 2002)

Information relating to principal businesses, offices, employees, state of shares, combined businesses, principal correspondent banks and directors and auditors of the Company is mentioned.

BALANCE SHEET

(As of March 31, 2002)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥125,548
Railway fares receivable	40,715
Accounts receivable	75,662
Short-term loans	22,048
Securities	179
Land and buildings for sale	14,009
Inventories	9,568
Prepaid expenses	5,115
Deferred tax assets	33,187
Other current assets	15,568
Allowance for doubtful accounts	(975)
Total current assets	340,628
Fixed Assets:	
Fixed assets for railway operations	4,707,530
Fixed assets for other operations	357,396
Fixed assets relating to each operation	447,510
Construction in progress	134,241
Investment and others:	
Shares of stock of subsidiaries	141,507
Investment securities	123,444
Long-term loans	41,743
Long-term prepaid expenses	10,897
Long-term deferred tax assets	75,959
Other investment and others	2,770
Allowance for doubtful accounts	(1,959)
Total investment and others	394,363
Total fixed assets	6,041,040
Total Assets	¥6,381,669

Liabilities	*(Millions of yen)*
Current Liabilities:	
Short-term bank loans	¥35,500
Long-term debt repayable within one year	296,977
Long-term liabilities incurred for purchase of railway facilities of railway facilities repayable within one year	130,214
Accrued liabilities	305,457
Accrued expenses	25,110
Accrued consumption taxes	17,516
Accrued income taxes	53,766
Deposited connection fares	23,896
Deposits received	10,120
Prepaid railway fares received	107,941
Advances received	33,778
Allowance for employees' bonuses	66,642
Other current liabilities	27,198
Total current liabilities	1,134,119
Fixed Liabilities:	
Notes	777,960
Long-term debt	863,478
Long-term liabilities incurred for purchase of railway facilities	2,152,056
Allowance for severance and retirement benefits	504,647
Other fixed liabilities	68,004
Total fixed liabilities	4,366,147
Total liabilities	¥5,500,267
Shareholders' Equity	
Common Stock	¥200,000
Legal Reserve:	
Additional paid-in capital	96,600
Profit reserve	22,173
Total legal reserve	118,773
Surplus:	
Reserve for special depreciation	1,795
Reserve for deferred gain on sales of fixed assets	24,130
General reserve	395,000
Unappropriated retained earnings	124,267
(Net profit for the period)	(71,957)
Total surplus	545,193
Gain on Revaluation of Other Securities	17,435
Total shareholders' equity	881,402
Total Liabilities and Shareholders' Equity	¥6,381,669

STATEMENT OF INCOME

(Year ended March 31, 2002)

	(Millions of yen)
Recurring Items	
Operating income and expense:	
Railway operations:	
Operating revenues	¥1,841,796
Operating expenses	1,587,952
Operating income	253,844
Other operations:	
Operating revenues	60,181
Operating expenses	34,459
Operating income	25,721
Total operating income	279,565
Non-operating income and expense:	
Non-operating revenues:	
Interest and dividend income	2,331
Other revenues	34,441
Total non-operating revenues	36,773
Non-operating expenses:	
Interest expense on liabilities	185,267
Other expenses	31,741
Total non-operating expenses	217,008
Recurring income	¥99,330

	(Millions of yen)
Extraordinary Items	
Extraordinary profit:	
Construction grants, etc. received	51,883
Gain on sales of investment securities	138,975
Other interest	10,141
Total extraordinary profit	201,001
Extraordinary loss:	
Advanced depreciation deduction from construction grants, etc.	46,289
Valuation loss on investment securities	88,915
Loss on disposals of fixed assets	30,383
Other losses	10,282
Total extraordinary loss	175,870
Income before income taxes	124,461
Income taxes	92,282
Amount appropriated for adjustment of income taxes, etc.	(39,778)
Net income for the period	71,957
Retained earnings at beginning of year	62,310
Interim dividends	10,000
Unappropriated retained earnings at end of year	¥124,267

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings for the period	¥124,267,641,233
Reversal of reserve for special depreciation	299,285,393
Reversal of reserve for deferred gain on sales of fixed assets	1,276,408,301
Total	125,843,334,927

We will appropriate these amounts as follows:

Dividend (¥2,500 per share)	10,000,000,000
Bonuses to directors (in which to auditors: ¥16,016,000)	165,834,000
Reserve for deferred gain on sales of fixed assets	5,566,946,366
General reserve	35,000,000,000
Total	50,732,780,366
Retained earnings brought forward to the next period	¥75,110,554,561

(Note) 1. On December 11, 2001, an interim dividend of ¥10,000,000,000 (¥2,500 per share) was paid to the shareholders.

2. Reversal of Reserve for special depreciation and appropriation and reversal of the reserve for deferred gain on sales of fixed assets are made under the Special Taxation Measures Law.

Copy of Audit Report of Accounting Auditors

AUDIT REPORT

Mr. Mutsutake Otsuka
President and CEO
East Japan Railway Company

May 10, 2002

Asahi & Co.

Shigeru Iwamoto (Seal)
Certified Public Accountant
Representative

Toshiaki Yamaguchi (Seal)
Certified Public Accountant
Representative and Engagement Partner

Toshio Ikeda (Seal)
Certified Public Accountant
Representative and Engagement Partner

We have audited, pursuant to the provisions of Article 2 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint Stock Corporations (*Kabushiki Kaisha*)", the balance sheet, statement of income and retained earnings, business report (limited to the portion relating to accounting), proposed appropriation of retained earnings and supporting schedules (limited to the portion relating to accounting) of East Japan Railway Company ("the Company") for the 15th fiscal year from April 1, 2001 to March 31, 2002. The accounting parts of the business report and supporting schedules audited by us are those derived from the accounting books and records.

In the course of such audit, our examination was made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. In addition, these auditing procedures include audit of subsidiaries which we deemed necessary.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income and retained earnings of the Company present fairly the financial position and the results of operations of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portion relating to accounting) presents fairly the conditions of the Company in conformity with the laws and regulations and the Company's Articles of Incorporation.

(3) The proposed appropriation of retained earnings is presented in compliance with the provisions of the relevant laws, regulations and the Company's Articles of Incorporation.

(4) The supplementary statement (limited to the portion relating to accounting) do not contain any items that should be pointed out by the provisions of the Commercial Code.

There are no interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or engagement partners.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We as the Board of Statutory Auditors have prepared this Audit Report after consultation, based on the report from each Statutory Auditor of the methods and results of the audit concerning the execution of duties of the Directors during the 15th fiscal year from April 1, 2001 to March 31, 2002, and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

In accordance with the audit policy, division of duties, etc. prescribed by the Board of Statutory Auditors, each Statutory Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the major business offices such as the head office and the branch offices, and received reports and explanations from the Accounting Auditors and examined the financial statements and the supplementary statement.

In connection with the subsidiaries, each Statutory Auditor has requested reports on business from them whenever it was deemed necessary and visited such subsidiaries to investigate the status of business and properties.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Statutory Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Asahi & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company;

(4) The supplementary statement sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors. Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders or the acquisition or disposal, etc. of treasury stock.

(6) As a result of the investigation into the subsidiaries, there is no matter which is required to be pointed out by us in connection with the execution of duties of the Directors.

May 16, 2002

Board of Statutory Auditors
East Japan Railway Company

Katsuhiro Harada (Seal)
Full-time Statutory Auditor

Nobumasa Omatsu (Seal)
Full-time Statutory Auditor

Tetsuo Takeuchi (Seal)
Statutory Auditor

(Note) Mr. Katsuhiro Harada and Mr. Nobumasa Omatsu are outside Statutory Auditors as required under paragraph 1, Article 18 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint Stock Corporations (Kabushiki Kaisha)".

REFERENCE MATERIALS CONCERNING EXERCISE OF VOTE

1. Number of voting rights owned by all shareholders

3,998,152 shares

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 15th fiscal year

The content of the proposed agendum is set forth in the "Statement of Appropriation of Retained Earnings" in the attachment hereto.

Agendum No. 2: Amendment of a part of the Articles of Incorporation

The reasons for amendment and content of changes are mentioned.

Agendum No. 3: Election of 31 Directors

Names, brief personal histories and number of the Company's shares owned by candidates are mentioned.

Agendum No. 4: Election of 2 Corporate Auditors

Names, brief personal histories and number of the Company's shares owned by candidates are mentioned.

Agendum No. 5: Payment of retirement benefits to Directors and Corporate Auditors who retired prior to the Meeting

It is proposed that appropriate retirement benefits be paid to 7 retired directors and 1 retired corporate auditor in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Names and brief personal histories of the retired directors and corporate auditor are mentioned.

 (Summary English Translation)

June 26, 2002

TO OUR SHAREHOLDERS:

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Mutsutake Otsuka
President and CEO

Notice of Resolutions of the 15th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 15th Ordinary General Meeting of Shareholders held on the date hereof, reports and resolutions were made as described below.

Particulars

Matters to be reported: Presentation of Business Report, Balance Sheet and Statement of Income for the 15th fiscal year from April 1, 2001 through March 31, 2002

Reported.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 15th fiscal year

Approved as proposed.

Agendum No. 2: Amendment of a part of the Articles of Incorporation

Approved as proposed.

Agendum No. 3: Election of 31 Directors

Approved as proposed.

Agendum No. 4: Election of 2 Corporate Auditors

Approved as proposed.

Agendum No. 5: Payment of retirement benefits to Directors and Corporate Auditors who retired prior to the Meeting

Approved as proposed.

FILE No.
82-4990

(Summary English Translation)

Business Report for the 15th Fiscal Period

April 1, 2001 through March 31, 2002

East Japan Railway Company

To Our Shareholders

Compliments of Mutsutake Otsuka, the President and CEO of the Company, are mentioned.

Outline of the 15th Fiscal Period

Annual results for the 15th fiscal period are outlined.

Railway Operations

Outline of the Company's railway operations as well as the annual results of this segment is mentioned.

Graphs of operating revenue/operating income and passenger kilometers are included.

Related Operations

Outline of the Company's related business as well as the annual results of this segment is mentioned.

BALANCE SHEET
(As of March 31, 2002)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥125,548
Railway fares receivable	40,715
Accounts receivable	75,662
Short-term loans	22,048
Securities	179
Land and buildings for sale	14,009
Inventories	9,568
Prepaid expenses	5,115
Deferred tax assets	33,187
Other current assets	15,568
Allowance for doubtful accounts	(975)
Total current assets	340,628
Fixed Assets:	
Fixed assets for railway operations	4,707,530
Fixed assets for other operations	357,396
Fixed assets relating to each operation	447,510
Construction in progress	134,241
Investment and others:	
Shares of stock of subsidiaries	141,507
Investment securities	123,444
Long-term loans	41,743
Long-term prepaid expenses	10,897
Long-term deferred tax assets	75,959
Other investment and others	2,770
Allowance for doubtful accounts	(1,959)
Total investment and others	394,363
Total fixed assets	6,041,040
Total Assets	¥6,381,669

Liabilities	*(Millions of yen)*
Current Liabilities:	
Short-term bank loans	¥35,500
Long-term debt repayable within one year	296,977
Long-term liabilities incurred for purchase of railway facilities of railway facilities repayable within one year	130,214
Accrued liabilities	305,457
Accrued expenses	25,110
Accrued consumption taxes	17,516
Accrued income taxes	53,766
Deposited connection fares	23,896
Deposits received	10,120
Prepaid railway fares received	107,941
Advances received	33,778
Allowance for employees' bonuses	66,642
Other current liabilities	27,198
Total current liabilities	1,134,119
Fixed Liabilities:	
Notes	777,960
Long-term debt	863,478
Long-term liabilities incurred for purchase of railway facilities	2,152,056
Allowance for severance and retirement benefits	504,647
Other fixed liabilities	68,004
Total fixed liabilities	4,366,147
Total liabilities	¥5,500,267
Shareholders' Equity	
Common Stock	¥200,000
Legal Reserve:	
Additional paid-in capital	96,600
Profit reserve	22,173
Total legal reserve	118,773
Surplus:	
Reserve for special depreciation	1,795
Reserve for deferred gain on sales of fixed assets	24,130
General reserve	395,000
Unappropriated retained earnings	124,267
(Net profit for the period)	(71,957)
Total surplus	545,193
Gain on Revaluation of Other Securities	17,435
Total shareholders' equity	881,402
Total Liabilities and Shareholders' Equity	¥6,381,669

STATEMENT OF INCOME
(Year ended March 31, 2002)

	(Millions of yen)
Recurring Items	
Operating income and expense:	
Railway operations:	
Operating revenues	¥1,841,796
Operating expenses	1,587,952
Operating income	253,844
Other operations:	
Operating revenues	60,181
Operating expenses	34,459
Operating income	25,721
Total operating income	279,565
Non-operating income and expense:	
Non-operating revenues:	
Interest and dividend income	2,331
Other revenues	34,441
Total non-operating revenues	36,773
Non-operating expenses:	
Interest expense on liabilities	185,267
Other expenses	31,741
Total non-operating expenses	217,008
Recurring income	¥99,330

Extraordinary Items	(Millions of yen)
Extraordinary profit:	
Construction grants, etc. received	51,883
Gain on sales of investment securities	138,975
Other interest	10,141
Total extraordinary profit	201,001
Extraordinary loss:	
Advanced depreciation deduction from construction grants, etc.	46,289
Valuation loss on investment securities	88,915
Loss on disposals of fixed assets	30,383
Other losses	10,282
Total extraordinary loss	175,870
Income before income taxes	124,461
Income taxes	92,282
Amount appropriated for adjustment of income taxes, etc.	(39,778)
Net income for the period	71,957
Retained earnings at beginning of year	62,310
Interim dividends	10,000
Unappropriated retained earnings at end of year	¥124,267

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings for the period	¥124,267,641,233
Reversal of reserve for special depreciation	299,285,393
Reversal of reserve for deferred gain on sales of fixed assets	1,276,408,301
Total	125,843,334,927

We will appropriate these amounts as follows:

Dividend (¥2,500 per share)	10,000,000,000
Bonuses to directors (in which to auditors: ¥16,016,000)	165,834,000
Reserve for deferred gain on sales of fixed assets	5,566,946,366
General reserve	35,000,000,000
Total	50,732,780,366
Retained earnings brought forward to the next period	¥75,110,554,561

Outline of the Company (As of March 31, 2002)

Railway Operations:

Operating kilometers: 7,538.1km

(Shinkansen: 956.3km, Ordinary railway: 6,581.8km)

Total number of stations: 1,712

Total number of rolling stocks: 13,305

Other operations: Travel agents, sales, advertising, leasing, etc.

Related Operations:

Principal operations: Real estate leasing, real estate sale or purchase, credit card operations, etc.

Total Number of Employees: 72,645 (1,314 fewer than the previous fiscal year)

A map of the Company's railway network is included.

Information Concerning Shares

Total number of shares authorized to be issued: 16,000,000 shares

Total number of outstanding shares: 4,000,000 shares

Total number of shareholders as of the end of the fiscal year: 306,588 persons

Names of principal shareholders, etc. are mentioned.

Graphs presenting shareholders by category and the number of shares a shareholder represents are included.

Directors and Corporate Auditors (As of June 26, 2002)

Names of 31 directors (including 4 representative directors) and 5 corporate auditors are mentioned.

Outline of Consolidated Results

Annual results for the 15th fiscal period are outlined.